Exhibit 4.9
DESCRIPTION OF COMMON SHARES
OF
PEOPLES BANCORP INC.
Peoples Bancorp Inc. (“Peoples,” the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common shares, without par value (our “common shares”).
The following summary describes the material features of our common shares and our preferred shares, without par value (our “preferred shares”). This summary does not describe every aspect of our common shares or of our preferred shares and is subject to, and qualified in its entirety by reference to, all the provisions of our amended articles of incorporation and the amendments thereto (collectively, our “amended articles”) and our code of regulations and the amendments thereto (collectively, our “regulations”), each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, and the applicable provisions of Ohio law.
Authorized Capital Stock
Under our amended articles, we have the authority to issue 50,000,000 common shares and 50,000 preferred shares.
Common Shares
All of our outstanding common shares are fully paid and non-assessable and our amended articles contain no restrictions on the alienability of our common shares. The rights, preferences and privileges of holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of any series of Peoples preferred shares that may be issued in the future.
Pre-emptive Rights
Our amended articles provide that the holders of our common shares do not have pre-emptive rights.
Liquidation Rights
Each common share entitles the holder thereof to share ratably in our net assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up, after (i) payment in full of all amounts required to be paid to our creditors or provision for such payment and (ii) provision for the distribution of any preferential amounts to the holders of any preferred shares that may be issued in the future.
Following the merger of NB&T Financial Group, Inc. (“NB&T Financial”) with and into Peoples, we entered into a First Supplemental Indenture with Wilmington Trust Company, dated June 5, 2015, and made to be effective as of 6:00 p.m., Eastern Standard Time, on March 6, 2015, pursuant to which we assumed the obligations of NB&T Financial under the Indenture between NB&T Financial, as issuer, and Wilmington Trust Company, as trustee, dated as of June 25, 2007 (the “2007 Indenture”). We also succeeded to and were substituted for NB&T Financial with the same effect as if we had originally been named in the Amended and Restated Declaration of Trust of NB&T Statutory Trust III, dated as of June 25, 2007, between NB&T Financial, as sponsor, and the parties named therein, and the Guarantee Agreement, dated as of June 25, 2007, between NB&T Financial, as guarantor, and Wilmington Trust Company, as trustee for the holders of the capital securities of NB&T Statutory Trust III (the “2007 Guarantee Agreement”). Consequently, if we were to elect to defer payments of interest on our fixed/floating rate junior subordinated debt securities due 2037 (the “2007 Junior Subordinated Debt Securities”) related to the capital securities issued by NB&T Statutory Trust III or an event of default were to occur under the 2007 Indenture or the related 2007 Guarantee Agreement, we would be prohibited from making any payment to holders of our common shares in the event of our liquidation.
In conjunction with the merger of Premier Financial Bancorp, Inc. (“Premier”) with and into Peoples, we entered into a Second Supplemental Indenture with Wilmington Trust Company and Premier, dated as of September 17, 2021, pursuant to which we assumed the obligations of Premier under the Indenture originally between First National Bankshares Corporation, as issuer, and Wilmington Trust Company, as trustee, dated as of February 26, 2004, as amended by the First Supplemental Indenture, dated as of January 15, 2016, among Wilmington Trust Company, Premier (as successor to First National Bankshares Corporation) and First National Bankshares Corporation (the “2004 Indenture”). We also succeeded to and were substituted for Premier with the same effect as if we had originally been named in the Amended and Restated Declaration of Trust of FNB Capital Trust One, dated as of February 26, 2004, between Premier (as successor to First National Bankshares Corporation), as sponsor, and the parties named therein, and the Guarantee Agreement, dated as of February 26, 2004, between Premier (as successor to First National Bankshares Corporation), as guarantor, and Wilmington Trust Company, as trustee for the holders of the capital securities of FNB Capital Trust One (the “2004 Guarantee Agreement”). Consequently, if we were to elect to defer payments of interest on our floating rate junior subordinated debt securities due 2034 (the “2004 Junior Subordinated Debt Securities”) related to the capital securities issued by FNB Capital Trust One or an event of default were to occur under the 2004 Indenture or the related 2004 Guarantee Agreement, we would be prohibited from making any payment to holders of our common shares in the event of our liquidation.

Subscription, Preference, Conversion, Exchange and Redemption Rights
The holders of our common shares do not have subscription, preference, conversion or exchange rights, and there are no mandatory redemption provisions applicable to our common shares. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that may be issued in the future.
If (i) we were to elect to defer payments of interest on either (a) the 2004 Junior Subordinated Debt Securities or (b) the 2007 Junior Subordinated Debt Securities, or (ii) an event of default were to occur under either (a) the 2004 Indenture or the related 2004 Guarantee Agreement or (b) the 2007 Indenture or the related 2007 Guarantee Agreement, we would be prohibited from redeeming, repurchasing or otherwise acquiring any of our common shares. In addition, under the Loan Agreement, made and entered into as of April 3, 2019, between Peoples and U.S. Bank National Association (as amended, the “U.S. Bank Loan Agreement”), we would be prohibited from repurchasing any of our common shares if a defined event of default under the U.S. Bank Loan Agreement has occurred and is continuing or is created by the common share repurchase.
Dividends
As an Ohio corporation, we may, in the discretion of our Board of Directors, generally pay dividends to our shareholders out of surplus, however created, but must notify our shareholders if a dividend is paid out of capital surplus. Holders of our common shares are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefor, subject to, and which may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that may be issued in the future.
Our ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends that may be declared and paid by our subsidiaries, including our subsidiary, Peoples Bank, an Ohio state-chartered bank (“Peoples Bank”). Thus, as a practical matter, any restrictions on the ability of our subsidiaries to pay dividends will act as restrictions on the amount of funds available for payment of dividends by us.
Current banking regulations impose restrictions on Peoples Bank’s ability to pay dividends to Peoples. These restrictions include a limit on the amount of dividends that may be paid in a given year without prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and a prohibition on paying dividends that would cause Peoples Bank to fail to satisfy all of the capital adequacy regulations and guidelines imposed by the Federal Reserve Board, including having a capital conservation buffer that is greater than 2.5%. Ohio law also limits the amount of dividends that may be paid in any given year without prior approval of the Ohio Superintendent of Financial Institutions. Peoples Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of Peoples Bank’s net income during the current calendar year and the retained net income of the prior two calendar years, unless the dividend has been approved by the Ohio Superintendent of Financial Institutions and the Federal Reserve Board. Payments of dividends by Peoples Bank may be restricted at any time at the discretion of Peoples Bank’s governing regulatory authorities, if such regulatory authorities deem such dividends to constitute an unsafe and/or an unsound banking practice or if necessary to maintain adequate capital.
We are also subject to policies issued by the Federal Reserve Board that may, in certain circumstances, limit our ability to pay dividends. These policies require, among other things, that we satisfy the capital adequacy regulations applicable to bank holding companies that qualify as financial holding companies, including having a capital conservation buffer that is greater than 2.5%. The Federal Reserve Board may also determine, under certain circumstances relating to our financial condition, that the payment of dividends would be an unsafe or unsound practice and prohibit the payment thereof. Specifically, the Federal Reserve Board has issued a policy statement providing that, as a matter of prudent banking, a financial holding company or other bank holding company should not maintain a rate of cash dividends unless (i) its net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears to be consistent with the financial holding company’s or other bank holding company’s capital needs, asset quality and overall financial condition. In addition, the Federal Reserve Board expects us to serve as a source of strength to Peoples Bank, which may require us to retain capital for further investments in Peoples Bank, rather than use those funds for dividends for our shareholders.
In addition, our ability to pay dividends to the holders of our common shares may be limited, under certain circumstances, pursuant to (i) the terms of the 2004 Indenture and the 2004 Guarantee Agreement related to our 2004 Junior Subordinated Debt Securities, (ii) the terms of the 2007 Indenture and the 2007 Guarantee Agreement related to our 2007 Junior Subordinated Debt Securities and (iii) the covenants in the U.S. Bank Loan Agreement. Specifically, if (i) we were to elect to defer payments of interest on either (a) our 2004 Junior Subordinated Debt Securities or (b) our 2007 Junior Subordinated Debt Securities or (ii) an event of default were to occur under (a) the 2004 Indenture or the related 2004 Guarantee Agreement or (b) the 2007 Indenture or the related 2007 Guarantee Agreement, we would be prohibited from declaring or paying any dividends on our common shares. Under the U.S. Bank Loan Agreement, we would be prohibited from declaring and paying dividends on our common shares, if a defined event of default under the U.S. Bank Loan Agreement has occurred and is continuing or is created by the dividend payment.

Number and Term of Directors
Our regulations provide for our Board of Directors to consist of not less than nine and not more than 15 directors. Each director is elected to our Board of Directors for a one-year term expiring at the next annual meeting of the Peoples shareholders and until such director’s successor is duly elected and qualified, or until such director’s earlier resignation, removal from office or death.
Removal of Directors
Under our regulations, any director or the entire Board of Directors may be removed from office only for cause by the affirmative vote of the holders of shares entitling them to exercise not less than 75% of the voting power of Peoples entitled to elect directors in the place of those to be removed.
Nomination of Directors
Shareholders who wish to nominate an individual for election as a director at an annual meeting of our shareholders must comply with the provisions of our regulations regarding shareholder nominations. Only those shareholders entitled to vote for the election of directors may submit a nominee for election. Shareholder nominations must be made in writing and delivered or mailed by first-class United States mail, postage prepaid, to our Secretary not less than 14 days or more than 50 days prior to any meeting of shareholders called for the election of directors. However, if less than 21 days’ notice of the meeting is given to the shareholders, the nomination must be delivered or mailed to our Secretary not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed to the shareholders. Each nomination must contain the following information to the extent known by the nominating shareholder:
•the name, age, business address and residence address of each proposed nominee;
•the principal occupation or employment of each proposed nominee;
•the number of shares of capital stock of Peoples beneficially owned by each proposed nominee and by the nominating shareholder; and
•any other information required to be disclosed with respect to a nominee for election as a director under the proxy rules of the Securities and Exchange Commission.
Each nomination must be accompanied by the written consent of the proposed nominee to serve as a director if elected. Nominations not made in accordance with the above requirements and our regulations will not be considered.
Special Meetings of Shareholders
Pursuant to our regulations, any of the following persons may call a special meeting of shareholders: (i) Peoples’ Chairman of the Board; (ii) Peoples’ President or, in the case of the absence, death or disability of Peoples’ President, the Vice President of Peoples authorized to exercise the authority of the President; (iii) Peoples’ Secretary; (iv) the Peoples directors by action at a meeting or a majority of the Peoples directors acting without a meeting; or (v) the holders of at least a majority of all shares outstanding and entitled to vote at the special meeting.
Voting Rights
Each holder of common shares has the right to cast one vote for each common share owned on all matters submitted to a vote of shareholders. No holder of common shares is entitled to the right of cumulative voting in the election of directors.
Our amended articles contain special voting requirements that may be deemed to have anti-takeover effects. Specifically, pursuant to Article Seventh of our amended articles, if any three members of our Board of Directors affirmatively votes against any of the following matters, the affirmative vote of the holders of shares entitling them to exercise not less than 75% of the voting power of Peoples entitled to vote thereon will be required to adopt:
•a proposed amendment to our amended articles;
•proposed new regulations or an alteration, amendment or repeal of our regulations;
•an agreement of merger or consolidation providing for the merger or consolidation of Peoples with or into one or more other corporations;
•a proposed combination or majority share acquisition involving the issuance of shares of Peoples and requiring shareholder approval;
•a proposal to sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the property and assets of Peoples;
•a proposed dissolution of Peoples; or

•a proposal to fix or change the number of directors by action of the Peoples shareholders.
The written objection of a director to any such matter submitted to the President or the Secretary of Peoples not less than three days before the meeting of the shareholders at which any such matter is to be considered will be deemed to be an affirmative vote by such director against such matter.
Listing
Our common shares are listed on The NASDAQ Global Select Market® under the symbol “PEBO.”
Transfer Agent and Registrar
The transfer agent and registrar for our common shares is Shareowner Services.
Ohio Anti-Takeover Statutes
Certain provisions of the Ohio General Corporation Law make a change in control of an Ohio corporation more difficult, even if desired by holders of a majority of the corporation’s shares. Provided below is a summary of the Ohio anti-takeover statutes.
Ohio Control Share Acquisition Statute
Section 1701.831 of the Ohio Revised Code, known as the “Ohio Control Share Acquisition Statute,” provides that specified notice and informational filings and special shareholder meeting and voting procedures must occur before consummation of a proposed “control share acquisition.” A control share acquisition is defined as any acquisition of shares of an “issuing public corporation” (which Peoples meets by definition) that would entitle the acquirer, directly or indirectly, alone or with others, to exercise or direct the voting power of the issuing public corporation in the election of directors within any of the following ranges:
•one-fifth or more, but less than one-third, of the voting power;
•one-third or more, but less than a majority, of the voting power; or
•a majority or more of the voting power.
Assuming compliance with the notice and informational filing requirements prescribed by the Ohio Control Share Acquisition Statute, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both:
•a majority of the voting power of the corporation in the election of directors represented in person or by proxy at the meeting; and
•a majority of the voting power at the meeting exercised by shareholders, excluding: (i) the acquiring shareholder; (ii) officers of the corporation elected or appointed by the directors of the corporation; (iii) employees of the corporation who are also directors of the corporation; and (iv) persons who acquire specified amounts of shares after the first public disclosure of the proposed control share acquisition.
An Ohio corporation may opt out of the provisions of the Ohio Control Share Acquisition Statute by adopting an appropriate amendment to its articles of incorporation or regulations. We have not amended our amended articles or our regulations to opt out of the provisions of the Ohio Control Share Acquisition Statute.
Ohio Merger Moratorium Statute
Chapter 1704 of the Ohio Revised Code, known as the “Ohio Merger Moratorium Statute,” prohibits specified business combinations and transactions between an issuing public corporation (which Peoples meets by definition) and a beneficial owner of shares representing 10% or more of the voting power of the corporation in the election of directors (an “interested shareholder”) for at least three years after the interested shareholder became such, unless the board of directors of the issuing public corporation approves either (i) the transaction or (ii) the acquisition of the corporation’s shares that resulted in the person becoming an interested shareholder, in each case before the interested shareholder became such.
For three years after a person becomes an interested shareholder, the following transactions between the corporation and the interested shareholder (or persons related to the interested shareholder) are prohibited:
•the purchase, lease, sale, distribution, dividend, exchange, mortgage, pledge, transfer or other disposition of an interest in assets meeting thresholds specified in the statute;
•mergers, consolidations, combinations or majority share acquisitions;
•a voluntary dissolution or liquidation;
•the issuance or transfer of shares or any rights to acquire shares having an aggregate fair market value equal to at least 5% of the aggregate fair market value of the corporation’s outstanding shares;

•specified transactions that increase the interested shareholder’s proportionate ownership of shares of the corporation; and
•the receipt of any other benefit that is not shared proportionately by all shareholders.
After the three-year period, transactions between the corporation and the interested shareholder are permitted if:
•the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation in the election of directors (or any different proportion specified in the corporation’s articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or
•the business combination results in shareholders, other than the interested shareholder, receiving a “fair market value” for their shares determined by the method described in the statute.
An Ohio corporation may opt out of the provisions of the Ohio Merger Moratorium Statute by adopting an appropriate amendment to its articles of incorporation. We have not amended our amended articles to opt out of the provisions of the Ohio Merger Moratorium Statute.
Control Bid Statute
Ohio has also enacted Ohio Revised Code Section 1707.043 (the “Control Bid Statute”), which provides that a person who announces a proposal, or publicly discloses the intention or possibility of making a proposal, to acquire, directly or indirectly, alone or with others, control of an Ohio corporation must disgorge profits realized by that person upon the sale of any equity securities of such corporation within 18 months of the announcement.
An Ohio corporation may opt out of the provisions of the Control Bid Statute by adopting an appropriate amendment to its articles of incorporation or regulations. We have not amended our amended articles or our regulations to opt out of the provisions of the Control Bid Statute.
Section 1701.59 of the Ohio Revised Code
Section 1701.59 of the Ohio Revised Code provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.